Mavrek

Hi ,

Most small business owners assume selling their business will be easy. But here's the reality:

❌ Less than 25% of small-to-medium-sized business (SMB) sales actually close
❌ Deals fall apart due to anecdotal processes, mismatched expectations, and last-minute surprises during due diligence

These failed transitions don't just affect business owners. They ripple through families, employees, and communities—leaving job losses, delayed retirements, and financial pain in their wake.

It shouldn't be this way.

That's why we created Mavrek. We've built a smarter, structured way to help owners successfully sell—and buyers confidently close.

And you're invited to join us. As a business professional, we're inviting you to our community funding round before it goes live to the general public.

👉 [See how it works—and reserve your spot »]

– Martin

Martin Hansen
Chief Executive Officer
Mavrek, Inc.
https://mavrek.com/